Exhibit 99.54

SLR International Corporation 1658 Cole Blvd, Suite 100, Lakewood, Colorado, 80401

April 23, 2025

Consent of Mark B. Mathisen

The undersigned hereby consents to the use of their reports entitled “Technical Report on the Larocque East Project, Northern Saskatchewan, Canada” with an effective date of July 8, 2022, dated August 4, 2022, and “Technical Report on the Tony M Mine, Utah, USA” with an effective date of September 9, 2022, dated December 8, 2022, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of IsoEnergy Ltd. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

(Signed) Mark B. Mathisen

Mark B. Mathisen, C.P.G.

Principal Geologist

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